EXHIBIT 14

EL NINO

ventures inc.

2006 Annual Report

TSX.V:       ELN

OTCBB:  ELNOF

Frankfurt:      E7Q

2303 West 41st Avenue

Vancouver, BC      V6M 2A3

Ph: 604.685.1870       Toll Free:  1.800.667.1870

www.elninoventures.com

Message from the Chairman

Harry Barr, Chairman & CEO

(effective May 10, 2006)

Dear Shareholders,

I am pleased to report to you that 2005 has proven to be a highly productive and active year for El Nino Ventures Inc., a year in which your company accelerated its acquisition and exploration activities, and laid out the objectives for an aggressive acquisition program in 2006.  In order to complete our new objectives, we have made key additions to our management and consulting teams and have delineated a definitive strategy for new exploration and acquisitions.  On the exploration front, we have completed the first phase on our Ontario Bancroft Uranium Projects.

New Management – Mr. Jean Luc Roy, President & COO

Jean Luc Roy, President & COO

(effective May 10, 2006)

I am very pleased to introduce you to El Nino Ventures’ newly appointed President and Chief Operating Officer (“COO”) Mr. Jean Luc Roy, MBA, CMA, whose appointment is effective May 10, 2006.  Mr. Roy is a very experienced mining executive with over 20 years in the industry.  The majority of Mr. Roy’s experience was in Africa, where he worked for such companies as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy brings to El Nino significant managerial and negotiations experience, and a proven ability to guide projects from exploration through to production.  He was instrumental in First Quantum Minerals’ success in the Democratic Republic of the Congo, where he oversaw a staff of over 750 people and brought a mining operation to production during a period of major political unrest.  During Mr. Roy's tenure with First Quantum Minerals, the company went from a $250 million dollar market cap to a multi billion dollar market capitalization.

I now move to the position of Chairman, and I look forward to working closely with Mr. Roy as he takes over this senior position with El Nino Ventures.

Consulting Team

We have made significant progress in acquiring key talent in assisting with our existing exploration efforts and acquisition goals, which are focused on Canada, Alaska and Eastern/Central Europe.

Over the past year, Mr. Tim Beesley, P.Eng., has spearheaded our exploration work on El Nino’s Bancroft Uranium Projects, overseeing and carrying out our two-phase preliminary exploration program.  Mr. Beesley has also been a part of our European acquisition team, evaluating potential acquisitions for El Nino’s objective of acquiring a diversified mineral portfolio in 2006.

El Nino has also recently hired a consultant group with extensive experience in all aspects of business development, acquisitions and corporate finance, specializing in Eastern/Central Europe.

We have also retained the services of Mr. Curt Freeman, principal of Avalon Development Corporation, to assist El Nino with its base metals and other acquisitions in Alaska.  Mr. Freeman is one of Alaska’s best-known geologists, and I have worked with him for over 20 years.

Finally, our consulting team is rounded out by Mr. John Royall, with whom I have also worked for over 10 years.  Mr. Royall will be a key member of El Nino’s negotiations and acquisitions team.

Our CFO, Gord Steblin, and Corporate Secretary, Taryn Downing, and our head of Information Technology, Peter de Guia, are all long term, dedicated professionals who I have had the pleasure to work with for approximately 12 years.

Collectively, the new EL Nino team has many years of experience in the key aspects of mining exploration, acquisition, and business development and corporate finance.  Their assistance will be a tremendous asset to our company.

Aggressive 2006 Acquisition Program

We began 2006 with a plan of significantly increasing El Nino’s mineral portfolio, to complement our existing Bancroft Uranium Projects.  The core component of our strategy is revisiting areas of known mineralization, but where limited exploration has been conducted, and applying modern exploration methods to these projects.  To that end, we have identified Canada, Alaska, and Eastern and Central Europe, as three regions with considerable potential for mineral exploration and development.

Canada – Base Metals

Canada is a major, world class producer of minerals, and thus represents the ideal climate for mining, and El Nino’s management is continually seeking and evaluating potential new acquisitions throughout the country.

Alaska

Alaska is known to be extraordinarily rich in resources, but, due to its size and remoteness, along with the long term difference between the Canadian and US dollars, it has been underexplored.  With new exploration techniques, as well as a new regulatory framework which encourages exploration, El Nino has selected Alaska as a prime target for potential new acquisitions.

Eastern Europe

This region has a rich mining and natural resource history, however, little exploration has been conducted in the past 15 years.  El Nino is actively seeking projects which would benefit from the application of modern exploration technology.

Progress on Existing Projects

Bancroft Uranium Projects

In February 2005, El Nino, under two separate option agreements, acquired eight uranium properties in the former uranium producing region of Bancroft, Ontario.  The properties cover approximately 9,765 acres, on which El Nino may earn up to 100% interest.  The Bancroft region was once a significant source of uranium production with four past producing mines, which collectively produced a total of 14,862,653 lbs. U308 over a 40-year period.

As the price of uranium has drastically increased and technology has greatly advanced since the region was last explored, El Nino’s goals on the project are to revisit this historic district with modern technology and sound environmental procedures, to reestablish and expand the known mineralization.

Under the guidance of Tim Beesley, in May of 2005 El Nino carried out the first phase of exploration, covering all properties but focusing particularly on the Halo and Amalgamated Rare Earth Properties.  This program, which included scintillometer surveying and assaying, was successful in reestablishing the historic uranium grades.

In October, we carried out the second phase of preliminary exploration, this time focusing on the remaining six properties.   Again, the exploration was successful, and three of the properties, the McLean-Hogan, the Canadian All Metals, and Silver Crater Properties, all yielded results which warrant further exploration.

For 2006 we are currently developing a follow up program, which will include further sampling and surveying in order to identify additional drill targets.

I am very pleased with El Nino’s developments to date, and look forward to accomplishing our new objectives in 2006.  For further information on our company, please visit our website at www.elninoventures.com, or contact Jean Luc Roy at jlroy@elninoventures.com, or myself at hbarr@elninoventures.com.

On behalf of the Board of Directors, I would like to thank you, the shareholders of El Nino Ventures Inc., for your ongoing support.

Yours truly,

“Harry Barr”

Harry Barr, Chairman & CEO

EL NINO VENTURES INC

SEE EXHIBIT 2 – MANAGEMENT DISCUSSION AND ANALYSIS

SEE EXHIBIT 10 – NOTICE OF MEETING

SEE EXHIBIT 11 – INFORMATION CIRCULAR

SEE EXHIBIT 1 – FINANCIAL STATEMENTS

Corporate Information

Directors and Officers

Jean Luc Roy, MBA, CMA

Harry Barr

President & COO (effective May 10, 2006)

President and CEO

Chairman & CEO(effective May 10, 2006)

Taryn Downing

Corporate Secretary

Gord Steblin, Comm., CGA

Chief Financial Officer

Michael Philpot, BsC, MBA

Director

Curt Freeman, BA, MSc.

Consultant

Bernard Barlin, P.Eng.

Director

Tim Beesley, P.Eng.

Project Consultant

Spiros Cacos, MA

Director

John Royall B.Sc. (Hons.), P.Eng.

Consultant

Registrar & Transfer Agent

Legal Counsel

Computershare Investor Services Inc.

Devlin Jensen, Barristers & Solicitors

Auditors

Staley, Okada & Partners

Chartered Accountants

EL NINO

ventures inc.

Telephone:

604.685.1870

TSX.V:

ELN

Facsimile:

604.685.8045

OTCBB:

ELNOF

Toll Free:

1.800.667.1870

Frankfurt:

E7Q

Web Site:

www.elninoventures.com

Email:

info@elninoventures.com

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

Canada

V6M 2A3

Except for statements of historical fact, certain information contained in this annual report constitutes “forward looking statements” which include without limitation, statements concerning the Company’s business and development plans, anticipated activities related to the Company’s projects and developments, and statements related to the adequacy of cash resources and financing plans.  Forward looking statements are frequently characterized by words such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, and other similar words or statements that certain events or conditions “may”, or will occur.  Forward looking statements are based on opinions and estimates of Management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward looking statements.  The Company undertakes no obligation to update forward  looking statements if circumstances or Managements estimates or opinions should change.  The reader is cautioned not to place an undue reliance on forward looking statements.